UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Explanatory note
     This Report on Form 6-K contains an ad hoc release pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) published by Deutsche Bank AG on November 22, 2011. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
Deutsche Bank is reviewing the structure of its global Asset Management division
     Frankfurt am Main, 22 November 2011 — Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) announced today that it is conducting a strategic review of its global Asset Management division. While the Bank remains committed to asset management, this review is part of the Bank’s continual effort to maintain an optimal business mix and be among the market leaders in each of its businesses.
     The strategic review of the Asset Management division is focusing in particular on how recent regulatory changes and associated costs and changes in the competitive landscape are impacting the business and its growth prospects on a bank platform.
     All strategic options are being considered. The review covers all of the Asset Management division globally except for the DWS franchise in Germany, Europe and Asia, which the Bank has already determined is a core part of its retail offering in those markets.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: November 23, 2011	By:	/s/ Bernt Gade
		Name:	Bernt Gade
		Title:	Director

	By:	/s/ Mathias Otto
		Name:	Mathias Otto
		Title:	Managing Director and Senior Counsel

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